SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of    October   , 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: October 24, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Invites You to Join Its
Third Quarter 2003 Results Investor Call

Oakville, Ontario, October 16, 2003 – Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference on Thursday, October 23rd, 2003 at 16:00 Eastern Time. In conjunction with Bennett Environmental’s third quarter 2003 earnings release, senior management will discuss the quarter’s financial and operating results.

Date:	Thursday, October 23rd, 2003

Time:	16:00 Eastern Time

Dial In Number:	1-888-359-6744

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website at:

http://www.bennettenv.com/cgi/investor

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Bennett Environmental	Page 1 of 1
Press Release	PR 124 – 2003 10 16

For Immediate Release

Bennett Environmental Announces Q3 Results

Revenues and Profits Significantly Increase From Prior Quarters

Oakville, Ontario, October 23, 2003 – Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces Q3 revenue of $22,402,772 and net after tax profits of $6,796,616 or $0.39 per fully diluted share ($0.28 US). Compared to the same quarter last year, the Company more than doubled its revenues and nearly tripled its profits from $9,057,125 and $2,306,240 respectively as the Company’s treatment facilities continue to increase capacity utilization. On a year to date basis, revenues of $47,822,472 have generated profit of $12,975,183 or $0.74 ($0.52 US) per fully diluted share. Demand for the Company’s services remains high with good visibility on shipments well into next year. Construction on the new plant in Belledune, New Brunswick is underway and on schedule with full production expected by mid-year 2004.

“I am pleased with the results of the quarter. Our business is continuing to grow and our Q3 revenues and profits were equal to those of the first two quarters of this year combined,” said Mr. John Bennett, Chief Executive Officer of Bennett Environmental Inc. “Demand for soil remediation services remains high. We have soil from 11 projects in storage awaiting treatment. Sizable shipments from at least six projects are expected by the end of the year. This is the first quarter that we are operating using the newly constructed storage facility. Currently there are nearly 25,000 tonnes in storage, which should ensure high plant utilization in Q4. Given expectations for customer shipments for the balance of this year, we should be utilizing our full storage capacity of 40,000 tonnes by the end of the year. This should mitigate any seasonal issues of delayed shipments over the weather sensitive first half of 2004.”

Danny Ponn, Chief Operating Officer of Bennett Environmental Inc. added, “ The plant at Saint Ambroise, Quebec continues to operate well. We set a new record in the quarter by treating approximately 23,000 tonnes.”

The Company announced on September 9, 2003 that after a thorough and comprehensive review of its permit application, the Government of New Brunswick had approved construction of a new thermal oxidation soil treatment facility. The plant will be a key partner in the Renviro environmental industrial park located near Belledune in northeastern New Brunswick. The proposed facility will be capable of treating 100,000 tonnes of hydrocarbon and creosote impacted soil. It will use the same proprietary, state of the art technology, which has been safely and successfully employed for six years at Bennett’s facility in Saint Ambroise, Quebec. Construction on the new plant is well underway and the foundations are nearing completion. Design and tendering for the equipment is progressing on schedule and the facility is on track for start-up and commissioning in Spring 2004. Following successful source testing, an operational permit and full production is expected by mid-year 2004.

Bennett Environmental	Page 1 of 6
Press Release	PR 125 – 2003 10 23

For Immediate Release

Results of Operations

Bennett Environmental had a Q3 profit of $6,796,616 or $0.39 per fully diluted share versus a profit of $2,306,240 or $0.13 per share in the corresponding period last year. Revenues were $22,402,772 in the quarter versus $9,057,125 for Q3 2002. On a year to date basis, revenues of $47,822,472 have generated profit of $12,975,183 or $0.74 ($0.52 US) per fully diluted share. Compared to the first nine months of last year, revenues of $29,295,904 generated profit of $7,086,491 or $0.41 per share.

The Company’s operating costs of $9,966,464 for the third quarter, were higher than the $3,889,954 for the same period last year and reflect the higher plant utilization in the quarter. In total, 23,000 tonnes of soil was processed in the quarter compared to 11,000 tonnes for the same period last year. So far nearly 52,000 tonnes have been thermally treated this year. Administrative and business development costs of $1,647,182 for the quarter were in line with $1,689,207 from the same period last year.

The Company’s cash position has increased in the quarter by $1,967,262 to $12,472,444. Compared to the same period last year, cash reserves have increased by $2,913,271 from $9,559,173 at September 30, 2002. In the quarter, cash provided from Operations of $7,717,446 was offset by increases in working capital and investing activities. Receivables of $26,492,613 reflect a high level of $16,694,305 due from the Government of Canada as part of the negotiated payment schedule on the Saglek Labrador project. This amount will be paid over the next three quarters. The Company’s net working capital position at September 30, 2003 has increased to $28,395,756 from the net working capital position of $18,206,207 at December 31, 2002. During the quarter the Company invested $1,695,832 in permitting and construction activities associated with the Belledune, New Brunswick plant.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim

Bennett Environmental	Page 2 of 6
Press Release	PR 125 – 2003 10 23

For Immediate Release

the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental	Page 3 of 6
Press Release	PR 125 – 2003 10 23

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at September 30, 2003 with comparative figures
As at December 31, 2002

	September 30	December 31
	2003	2002

	(unaudited)

Assets
Current assets
Cash and cash equivalents	$12,472,444	$19,267,639
Accounts receivable	26,492,613	12,505,945
Work-in-progress	373,521	411,051

Prepaid expenses and other	1,527,182	1,177,214

	40,865,760	33,361,849
Investments	851,395	851,395
Property Plant and Equipment	17,003,476	14,263,408
Other assets	4,710,847	3,261,384
Goodwill	646,638	646,638

	$64,078,116	$52,384,674

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$7,041,112	$7,978,096
Income taxes payable	4,207,092	5,862,523
Current portion of long-term debt	1,221,800	1,315,023

	12,470,004	15,155,642
Future income tax liability	1,200,738	895,738
Long-term debt	291,126	829,434
Shareholders’ equity
Share capital	25,519,206	23,882,001
(Common shares outstanding 16,880,539 (2002 – 16,508,739))
Retained Earnings	24,597,042	11,621,859

	50,116,248	35,503,860
	$64,078,116	$52,384,674

Bennett Environmental	Page 4 of 6
Press Release	PR 125 – 2003 10 23

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Nine-Month Period Ended September 30, 2003 with comparative figures for the Nine-Month Period Ended September 30, 2002, and the Three-Month Period Ended September 30, 2003 with the comparative figures for the Three-Month Period Ended September 30, 2002

	9 months		3 months

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$47,822,472	$29,295,904	$22,402,772	$9,057,125
Interest and other income	543,346	531,093	209,515	152,285

	48,365,818	29,826,997	22,612,287	9,209,410
Expenses
Operating costs	21,644,419	13,063,232	9,966,464	3,889,954
Administration and business development	5,127,769	4,647,084	1,647,182	1,689,207
Amortization	1,513,039	926,199	665,830	316,412
Foreign exchange	423,560	—	(57,759)	(386,128)
Interest expense	86,285	146,928	35,364	25,709

	28,795,072	18,783,443	12,257,081	5,535,154

Earnings before income taxes	19,570,746	11,043,554	10,355,206	3,674,256
Income tax expense (recovery)
Current	6,290,563	4,030,061	3,303,590	1,649,156
Future	305,000	(72,998)	255,000	(281,140)

	6,595,563	3,957,063	3,558,590	1,368,016
Net earnings	12,975,183	7,086,491	6,796,616	2,306,240
Retained Earnings (Deficit), beginning of period	11,621,859	(144,817)	17,800,426	4,635,433
Shares purchased in excess of assigned value	—	(794,287)	—	(794,287)
Retained Earnings, end of period	$24,597,042	$6,147,386	$24,597,042	$6,147,386

Basic earning per share	$0.78	$0.44	$0.40	$0.14

Fully diluted earnings per share	$0.74	$0.41	$0.39	$0.13

Bennett Environmental	Page 5 of 6
Press Release	PR 125 – 2003 10 23

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Nine-Month Period Ended September 30, 2003 with comparative figures for the Nine-Month Period Ended September 30, 2002, and the Three-Month Period Ended September 30, 2003 with the comparative figures for the Three-Month Period Ended September 30, 2002

	9 months		3 months

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CASH PROVIDED BY (USED IN):
Operations
Net earnings	$12,975,183	$7,086,491	$6,796,616	$2,306,240
Items not involving cash
Amortization	1,513,039	926,199	665,830	316,412
Stock-based compensation	—	18,113	—	—
Shares issued for services rendered	2,840	—	—	—
Future income taxes	305,000	(72,998)	255,000	(281,140)

	14,796,062	7,957,805	7,717,446	2,341,512
Change in non-cash operating working capital
Accounts receivable	(13,986,668)	(2,605,244)	(10,328,977)	(7,449,961)
Work-in-progress	37,530	324,831	(105,822)	(1,274,419)
Prepaid expenses and other	(349,968)	(583,220)	913,672	(110,422)
Accounts payable and accrued liabilities	(936,984)	847,188	1,274,482	2,618,009
Income taxes payable	(1,655,431)	2,109,349	3,343,176	1,335,121

	(16,891,521)	92,904	(4,903,469)	(4,881,672)
Financing Activities
Repayments of long-term debt	(631,531)	(409,882)	(108,408)	(1,390)
Share capital, issued for cash	1,634,365	2,746,661	957,525	154,067
Repurchase of share capital	—	(892,671)	—	(892,671)

	1,002,834	1,444,108	849,117	(739,994)
Investing Activities
Investments	—	(440,000)	—	—
Purchase of capital assets	(4,253,107)	(1,281,596)	(802,640)	(548,544)
Increase in other assets	(1,449,463)	(1,254,128)	(893,192)	(296,504)

	(5,702,570)	(2,975,724)	(1,695,832)	(845,048)
Increase (Decrease) in cash and cash equivalents	(6,795,195)	6,519,093	1,967,262	(4,125,202)
Cash and cash equivalents, beginning of period	19,267,639	3,040,080	10,505,182	13,684,375

Cash and cash equivalents, end of period	$12,472,444	$9,559,173	$12,472,444	$9,559,173

Bennett Environmental	Page 6 of 6
Press Release	PR 125 – 2003 10 23